SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of July, 2004

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO – UNIÃO DE BANCOS	UNIBANCO HOLDINGS S.A.
BRASILEIROS S.A.
PUBLICLY-HELD COMPANY	PUBLICLY-HELD COMPANY
CNPJ 33.700.394/0001-40	CNPJ 00.022.034/0001-87

NOTICE TO SHAREHOLDERS

REVERSE STOCK SPLIT

Unibanco – União de Bancos Brasileiros S.A. (“Unibanco”) and Unibanco Holdings S.A. (“Unibanco Holdings”) hereby communicate to the market and to their shareholders that in light of the letter of the Brazilian Central Bank on July 2nd, 2004, they will initiate the necessary procedures for the implementation of the reverse stock split of Unibanco and Unibanco Holdings common stock and preferred stock, including the Units, certificates of deposit, each of which represents 1 (one) preferred share of Unibanco and 1 (one) preferred class “B” share of Unibanco Holdings, as approved at the respective Extraordinary General Meetings held on April 30th 2004, under the following conditions:

1. Ratio of the Reverse Stock Split

  The reverse stock split will be done at the ratio of 100 (one hundred) shares for every 1 (one) share of the same type and class.

2. Price per share

  As of August 30th, 2004, the shares and the Units will be quoted at the São Paulo Stock Exchange on a per share basis and will be negotiated in lots of 100 shares.

3. Shareholdings Adjustment

  Shareholders may, at their discretion, adjust their respective stockholdings, by class, into multiples of 100 (one hundred) shares, through private negotiation or through the stock exchange (using the brokerage house of their choice), up to August 27th of 2004;

  Shareholders who own less than 100 (one hundred) shares, per class, will have the possibility to remain shareholders of Unibanco and Unibanco Holdings. Shareholders who own less than 100 shares may, during the period between July 28th and August 26th, 2004, present themselves at any Unibanco branch and indicate their intention to continue to be shareholders, by acquiring the number of shares required to complete a round lot of 100 (one hundred) shares, so as to maintain a new unit of capital after the reverse stock split process. In order to do this, they must present the following documents: the original copies of their identification documents and of their tax roll registration (CPF), as well as, preferably, their shareholder identification number. The purchase of the shares will be executed outside the stock exchange by E. Johnston Representação e Participações S.A. (“Controlling Stakeholder”), which holds, directly or indirectly, the controlling stakes in Unibanco and Unibanco Holdings and will be selling the shares. On August 27th, 2004, the Controling Stakeholder will transfer the shares purchased. The purchase price of the share, as shown on the table below, was set based on the arithmetical average of the average price of the respective security at the São Paulo Stock Exchange, over the twenty (20) trading days immediately prior to July 26th, 2004. This price will be paid by the stockholder when he presents himself at any Unibanco branch.

In R$	UBB-ON	UBB-PN	HOL-ON	UNITS
	UBBR3	UBBR4	UBHD3	UBBR11
Price per lot of one thousand*	73.79	56.46	130.00	128.01
*average of the trading days from June 25th 2004 to July 23rd 2004.

4. Auction

  The sum of the remaining fraction stock of those shareholders did not adjust their stockholdings will be sold in an auction at the São Paulo Stock Exchange on September 17th, 2004. On September 27th 2004, the amounts resulting from the sale of stocks in the auction will be made available to stockholders as follows:

(a) Those shareholders whose records are up-to-date will have the amount due to them credited directly to the current account listed in their records;

(b) The amount due to those shareholders whose shares are held in custody by CBLC – Companhia Brasileira de Liquidação e Custódia (the Brazilian Custody and Settlement Company) will have the amount due to them credited directly to that company, which will undertake to transfer the said amount to the shareholders through the brokerage houses responsible for the deposited securities;

(c) Those shareholders whose current accounts are not active or whose records are outdated, the amounts corresponding to the sale of their share fractions will be held for them and will be at their disposal at Unibanco branches, subject to the shareholder presenting an identification document.

5. Holders of Global Depositary Receipts (“GDRs”) traded abroad

  As of August 30th, 2004, the Global Depositary Receipts (GDRs) traded abroad will each represent 5 (five) Units, instead of 500 (five hundred) Units. There will be no change in the number of GDRs issued or in the value of their pricing;

  In order to comply with the applicable U.S. laws, it is hereby stressed that the shares that the Controlling Stakeholder is currently offering to those shareholders who hold less than 100 (one hundred) shares, have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any securities law of any State within the United States and may not be offered or sold directly or indirectly within the United States or to or for the account of U.S. persons (as defined in Regulation S under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

6. Amendment of the Bylaws

  Once the reverse stock split described herein has been completed, amendments to the Unibanco and Unibanco Holdings bylaws, designed to reflect the new number of shares, will be submitted to the approval of the Shareholders’ Meeting to be held after the reverse stock split.

7. Information

Unibanco and Unibanco Holdings also inform that a tool for simulating the reverse stock split is available in their Investor Relations site (www.ri.unibanco.com.br). Further information may be obtained by sending an e-mail to: investor.relations@unibanco.com or through Unibanco’s Stockholders Area, by calling 55 11 3119-4336 (São Paulo) or 55 21 2277-1233 (Rio de Janeiro).

Sâo Paulo, July 26th 2004

UNIBANCO-UNIÃO DE BANCOS	UNIBANCO HOLDINGS S.A.
BRASILEIROS S.A.
José Lucas Ferreira de Melo	Geraldo Travaglia Filho
Investors Relations Officer	Investors Relations Officer

Please note that the original Company Announcement is in Portuguese. In case of doubt the Portuguese version prevails.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 27, 2004

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements.These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.